EXHIBIT A-1

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Average Price per Share*	Type of Transaction	Number of Shares Purchased
March 24, 2025	USD 7.8689	Open Market Purchase	1,450,000
March 24, 2025	NOK 82.1733	Open Market Purchase	447,174
March 25, 2025	USD 7.9914	Open Market Purchase	1,992,543
March 25, 2025	NOK 83.4852	Open Market Purchase	514,364
March 26, 2025	USD 7.9870	Open Market Purchase	1,147,926
March 26, 2025	NOK 83.4791	Open Market Purchase	242,437
March 27, 2025	USD 8.1424	Open Market Purchase	1,354,761
March 27, 2025	NOK 84.3693	Open Market Purchase	198,072

* Transactions denominated in Norwegian Krone (NOK) consist of Shares purchased on the Oslo Stock Exchange.